Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 001-40611)

Transcript of Interview with Eli Spiro and Nicolaus Radford on Tribe on January 11, 2022

John Heerdink: Good morning, everyone. This is John Heerdink. I’m the managing member of Tribe Public. Thanks again for coming in to one of our events. Some of you were new to this situation so I thought I’d take a moment to explain. The overall theme of Tribe is to empower a group of people, in this case, family offices, accredited investors, portfolio managers, registered investment advisors, and accredited investors across the globe.

Now whereas we have members from over 25 plus countries coming into the Tribe and tasking the Tribe to tell us who they care about through our wish list process at our website at tribepublic.com where they submit their names of the companies they care about, and as a group, we then try to approach the leaders of industry, primarily companies focused in trading on the Nasdaq and NYSE, and, again, across all sectors and interests, and see if we can get in front of those leaders to learn from them and to hopefully become better investors and network and find business opportunities that maybe wouldn’t be necessarily at top of mind.

Please note that I also run a registered investment advisor called Vista Partners in San Francisco. Our website is www.vistapglobal.com. Please check out the list of disclaimers there as well as at Tribe Public. Please check those out. If you got any questions, give me a ring. Know that I’m investing in the market every day. Today we have, I think, a couple of special guests Nicolaus Radford, the CEO, founder of Nauticus Robotics, sorry, Nic, and also Eli Spiro, who is the CEO of CleanTech Acquisition Corp., symbol of this entity that has merged is CLAQ on the Nasdaq.

Gentlemen, what I found most interesting about this was this industry, one of the facts that you have on your website was saying that the overall oceanic economy, which amounts to amazing $2.5 trillion per year, and I suppose, is growing. I look forward to learning more about that. We’ve had a lot of questions about that figure and, of course, about Nauticus Robotics, how you fit into that, and so forth. What I’d like to do is go ahead and start with Eli. If you would, Eli, introduce yourself, tell us a little about CleanTech Acquisition, the board, what was the purpose of the vehicle and the raise, and give us some of the color around CleanTech. Thank you, Eli.

Eli Spiro: Sure, John. Great to be on. Thanks for having us. Nic, good to see you. John, we started CleanTech earlier this year. We went live in July with a mandate to find a business that has a focus in the clean energy space but isn’t a science project, is making money, is on track to do very well. We found that with Nic. Just by way of background, I have been in investment banking for over 23 years. I started my career at Goldman Sachs. I was at GE Capital as well and have spent a lot of time in the sector. We put together a very strong board. We have Governor Bill Richardson, the former governor of New Mexico, who also ran the Department of Energy for the Clinton administration.

He’s our vice-chairman. We have Jon Najarian, who some of you may know from CNBC. He’s our chairman, as well as a number of other very senior executives in and around the clean tech space. We figured we have a team that really understands this. We went out with a mandate to find the right business. We went out in July, and we looked at over 65 companies and saw a lot of good opportunities out there, but none of them came close to what Nic and his team have developed. We were just impressed from the day we met Nic and the team and I want to tell you a little bit about it, it’s pretty simple.

They’ve developed a solution to a problem in an industry that is just massive. As you said earlier, John, it’s a $2.5 trillion annual industry. There’s over $20 trillion of infrastructure under the water. We had no idea that there was not much going on under the ocean. All of that has to get constantly maintained on a regular basis. The way it’s done today is the same way it’s been done for the last 50 years. There’s a large boat that has to go out, you have to drop a device off the side of it, it’s attached to an umbilical onto that boat, and then it goes down.

There’s a lot of people on that boat, it costs a lot of money, and it takes a lot of time, very inefficient. Nic and the team have come up with a product developed by using some of the technology that they started with at NASA. I’ll go through the background in a minute, and it’s very simple. They’ve got robots that go underwater, that are not connected, that can do all the work that that big boat can at a significantly reduced cost. There are thousands of these large boats out there daily that are doing this work. Nic and the team are coming in with only a few of these to get started and are going to ramp up very quickly to a fleet that’s going to change the way this industry works.

This is really disruptive technology that is in an industry that’s ripe for transformation. And so the reason we like this business with Nic, there’s a lot of reasons, but first of all, the team. Nic and the team, they really are rocket scientists. They came from NASA. Nic spent 13 years there and he ran the humanoid robotics program where they developed robots that went into space and it could work autonomously. They used that similar technology to take it under the water and develop this product. He came over with a team of over 20 of his fellow colleagues from NASA, started this business seven years ago, and have now developed a product that’s out there, that is producing revenue, that has a significant pipeline.

Again, this is not a science project. This is active. It’s a business that’s operational right now. The other things that we like is that there’s a significant reduction of carbon. Our mandate was to find a company that was good for the environment, that reduces the carbon emissions, and this hits that very strongly. Over 70 metric tons a day is reduced by taking away these boats and putting in these robots, but it’s not just about the robots, there’s software, there’s a lot of AI behind this. I’m not going to steal Nic’s thunder, I’m going let Nic go into it. Just a couple more points to hit on that I think are important here.

When you look at a deal like this, you want to do what’s right for your shareholders too. It’s not just about finding a great, exciting business, but it’s about finding something that is at the right value. Nic and I both agreed, as well as our boards, that coming into the SPAC market, which is a little soft right now, you want to come in and make sure that everybody has a chance to make money. So we came in at a value that we really believe is below where we’re going to trade at to get started, and we think there’s a lot of upside to this.

With that, I figured I’d turn it over to Nic. Just last to mention is that it’s not just a small team of NASA scientists that came in here, but they’re backed by some of the largest players in space. Transocean, Schlumberger, which are two of the largest service providers in the ocean services industry, large public companies, they’re existing shareholders, and they came in and invested alongside us as we go forward here with this transaction. With that, I’ll turn it over to Nic.

John: If I may, thank you, Eli. One quick reminder, Tribe is, especially those that are new to the Tribe today for this event, is that during the event, you can use the Q&A chat feature to send us questions, and we’ll do our best to fit it in. Again, if we don’t get everything fit into this tight 30 or so minute session today, we’ll do our best to try to get Nic and crew back on at a later date, but again, a reminder, if there is something that pops to mind, please send it through there. Thanks again for sending all your questions that we have, I think you’ll learn a lot today.

Again, we have Nicolaus Radford, again, the CEO, founder of Nauticus Robotics. One of the things we found in common this morning is that we both grew up in Southern Indiana. I’m originally from Evansville and he’s originally from Columbus, Indiana. Didn’t know that, stone’s throw away. I love to learn that this morning we’re sharing some old Bobby Knight stories in the back when we actually won the national championship in ‘87 with Keith Smart and Alfred, but thanks again. I won’t bore you guys with those details but I always like to find common ground. It was great to learn that about Nicolaus today. Nicolaus, tell us a little bit about yourself more than what I just shared.

Nicolaus Radford: Yes. Well, thank you, John and Eli. Awesome introduction on what we’re doing at the company. Unfortunately, John, I think you were on the IU side, and I went to Purdue.

John: Won’t hold that against you.

Nicolaus: Yes, I think even though we share some good common ground, there’s going to be a rivalry there that will be tough to break. As Eli mentioned, I was fortunate and privileged actually to begin my career in the NASA ecosystem and led a number of different flagship efforts that NASA undertook. After about 14 years of government service leading the humanoid robotics development, I decided that I wanted to hang up my civil service badge and venture off and be an entrepreneur.

As I was working within the government, and especially at NASA-- Frankly, I got to work with some of the best and brightest minds anyone could hope to start a career with. It was just such an honor, but you got to do things that others just did not have the vantage point of and building robots for interplanetary missions, Low Earth Orbit, Moon, Mars really changes your thinking on developing these systems and what they need to be robust and be able to do.

After a while, you-- Naturally, we give a lot of tours, and we gave a lot of tours. Somebody would ask, “Hey, have you ever thought about putting this technology underwater?” What we were solving was putting a robot on another planet and getting it to do work in the environment. This is very different than putting a rover on Mars. NASA’s mission, when I was there, was, “Hey, we’re going to go to Mars, but we’re going to go to Mars with astronauts, and we’re going to have to put robots ahead of the astronauts before they get to Mars.” It’s a nine-month journey, so you need some stuff when they show up.

Then the astronauts and the robots would hang out together, they build habitats. Then they have to spend almost two years on the surface and then another nine-month journey home. We were building these systems that knew how to tend the facilities, co-exist with the astronaut corps, and interact with the world around them.

That was a fascinating problem to work on, but what I became obsessed with is that when I learned what we had put in the ocean, this multi-trillion-dollar set of infrastructure, where I saw what we were developing in space was directly applicable and could fundamentally change an industry, I had to leave, and became inspired to draw with me about 20 former NASA roboticists to go off and set off on this challenge of inspired by the technology we were using in space, let’s go flip over an industry that fundamentally has been unchanged in the last 50, 60 years.

As Eli mentioned, it’s dominated by a couple of things. One, if you want to do work underwater, you got to use a diver or you’re using a remotely operated vehicle. There’s an enormous amount of infrastructure that supports that activity. Since we could never umbilical anything to earth on the moon, we’d already cut out and develop tech on how to do that. So actually what I’d like to do, if you don’t mind, John, is share a little intro video that I think highlights the evolution from space to sea. Then we can get into the specifics on exactly what we’re doing.

John: Please, thank you.

[silence]

[music]

Video Speaker: From time immemorial, humanity has been fascinated with space. But perhaps we’ve spent so much time looking up that we’ve forgotten to look down. There beneath our noses lies the greatest hidden secrets and the key to our survival on this earth. Our oceans are truly the last frontier on this planet, but that is changing. Over the past century, the best thinkers, dreamers, and makers have made gigantic strides to achieve the impossible in space. What if those same people redirected their attention from the galaxies beyond to the depths below? What can we accomplish? What could we create? What can we do to save our planet?

What if we could transform what is possible underneath the ocean waters, and what if instead of requiring this……we had this. With premier technology from some of NASA’s greatest minds, determined to bring green solutions to an antiquated blue economy, we have created the Aquanaut, the first and only underwater autonomous robot: the deep-sea pioneer, a transformer, a shapeshifter, and a catalyst that is modernizing the way we communicate, build, travel and work in the blue, and we’re only just getting started. Nauticus.

Nicolaus: So I won’t make this death by PowerPoint but I’d like to use a few slides to highlight specifically what we want to do. Eli mentioned that there’s a lot of vessels in the world, and that’s true. It turns out that a lot of activities that we want to do underwater that are too deep for divers to go or we would like to do in place of divers require a very similar kind of infrastructure. We have to drag out this floating hotel with about 60 people on board, puts out about 70 metric tons of CO2 per day.

If you look across the industry, that’s millions of cars of CO2 per year. All to just drop this dishwasher, refrigerator-looking boxy thing off the side of it that’s fully hydraulic, that leaks oil everywhere in order to interact with the ocean, seabed, or the water column. So in order to get access to this multi-trillion dollar set of infrastructure that’s across so many different verticals, like oil and gas and wind and telecommunications and aquaculture and offshore mining and ports and defense objectives.

This is a very similar setup across all these different industries in this economy. This spread, as I call it, originated really about 50, 60 years ago, and fundamentally has not changed, but society has. There’s a lot of forces that are dictating that this is not acceptable anymore. It’s not acceptable in cost, it’s not acceptable in environmental impact. Just because something was invented 60 years ago that was appropriate then, doesn’t make it appropriate for the emerging industries like we have now. The amount of wind infrastructure going into the ocean is enormous.

Europe has about 30 gigawatts they produce currently, they’re doubling that. Biden Administration’s 30 gigawatts by 2030 it’s going to involve putting about 7,500 of these turbines off of the coast of America. Every one of these turbines on the bottom of them, they require inspection, they require maintenance, and they require repairs from time to time. We cannot rely on the same exact ways of doing this. This spread is about $100,000 a day. What we’ve been able to do is generate, through technology advancements that we’ve made over the last 20 years, we know how to remove this vessel and significantly bring this kind of solution to market at a fundamentally different price point.

We’re not talking like, “Hey, we’re 5% cheaper. We’re 15% cheaper.” We’re over 50% less costly in dollars and about 95% less costly in environmental impact. That’s significant. So then we decided, “Okay, wind is just one industry. Let’s go after the entire ocean services market and let’s just reboot the whole thing.” Nothing this ambitious had been undertaken in quite some time that the field had just sort of percolated around the same infrastructure and just layered upon layered and tried to patch it and pull bandaids in and fix it. We said, “No, no, no, no, you go to come in and you need to just take a clean slate approach. If I wasn’t a company that owned a bunch of vessels, what would I do?” That’s where we derived with the inspiration of what we knew how to do in spaceflight robotics with the challenges of networking and with solving that. The challenges of powerful enough fully electric actuation. We’re completely changing the industry going from hydraulic platforms to fully electric that are powered from an AI cloud-based platform to endow these machines with the intelligence to have an operator located onshore tell them what to do.

Eli was very purposeful in his mandate. He was not looking for a science project. Our company has built these machines, they’re already in service. We have a significant amount of revenue contracted, and contracted in ways that have created a strong pipeline of certainty. We have fundamental discriminators against our technology. We have built a moat around us that if someone’s going to compete with exactly what we’re doing, they probably should have started 20 years ago with the same group of people that came out of NASA.

I like to stop the presentation from that standpoint. I know we have limited time. I’d like to hear a little bit more about the questions and get into more specifics.

John: One of the interesting things I thought was when we came to the conclusion to call today’s program From Space to Sea: Tesla of the Subsurface. That’s a pretty bold statement. I think if anyone just grasp what you were saying, that it’s appropriate title. Would you like to speak to that, though? Bringing Tesla into it when so many of us are invested in.

Eli: John, I’ll just step in for a second. Unfortunately, we can’t take credit for that. That was a Forbes article that coined that phrase.

John: Got you.

Nicolaus: Had it been up to me, I never would have drawn that analogy or the conclusion. I can’t prevent the writer-- The writers at Forbes, they didn’t even ask me when they published this. I got a link sent to me from a friend of mine that said, “Hey, did you see you guys are in this article?” I was like, “Oh, cool, send it to me.” I read that and I was like, “Oh,” and I’m like, “All right, let’s run with it.”

But I think there are some similar conclusions one can draw. We are trying to break down a traditional industry that has had large incumbents for a very long time, introduced semi-autonomous, fully autonomous, electric-based platforms that are going to fundamentally alter the landscape in a multi-billion-dollar industry. The ocean economy itself is multi-trillion, the subsection that we’re playing in is a multi-billion-dollar blue-tech robotics revolution that is going to require a transformation just as instrumental as the kind of car you drive.

Eli: Nic, it’s not just about the robotics. There’s a lot of hardware here, John, but this is really a software and an AI company.

Nicolaus: Actually, honestly, I think a lot of people do focus on the big orange robots that we build, but this is a robotics as a service company powered by a cloud AI platform. It’s not what these robots look like. It’s what they do, and what they do is driven by what’s between their ears. That software architecture is really the meat behind what’s going on. That’s what allows us to operate these machines at a fundamentally lower price point, which creates very strong economics for growth.

John: Fair enough. Thanks for addressing that. It was a good article at the end of the day that came out in Forbes. I’m happy to send that to anyone if anybody wants to see if you haven’t read it just yet. Nic, here’s a follow-up question. As you mentioned, you have existing revenue and a very strong pipeline. Can you talk just a little bit more about that growth plan?

Nicolaus: It was very purposeful and the way we engaged with the market. We had a three-phase process. Get the tech developed and done through venture capital investments and other government sponsorships. When you’re doing work underwater, there’s a natural overlap between some commercial activities and some government activities, and so phase one was build a coalition of the willing of people that were going to provide the necessary capital, both dilutive and non-dilutive, that were going to help us get the tech complete, which we’ve done. The next phase is to move off into closer to shore and shallower water.

There’s about $3 or so billion worth of market within 50 kilometers of shore, so that helps control our risk. We get to hone in the business model. We’ve got contracts underway that where we are setting off into that early market stage. Then phase three is deeper water and further away from shore. The business naturally is progressing through these different phases. Our revenue is aligned a little bit more on the government side, which has tremendous support and use cases that marry and dovetail perfectly commercially. Now, we’re seeing that sort of handoff in the relay race where that tech stack is being applied commercially and is really accelerating that growth. Everything’s on track as we had outlined it, and we’re just marching through it. There’s a lot of wood to chop, but the macro demand in the market is tremendous.

Eli: Nic, if I can just add in there, it’s not just about the revenue, but the profitability metrics here are very significant. The margins are material, and that’s why when we looked at it, it’s not about a business that, “Okay, great, you’re building these robots and it’s got the AI and software, but it’s going to take five years till you make a profit.”, uh-uh, this is happening right away.

Nicolaus: I think that’s a very excellent point is because we have the benefit of competing against a price point that is dominated by how a vessel is used. When you reduce the requirement from a 75-meter vessel that requires 60 people to something much smaller than that, well, the industry doesn’t have an alternative yet, so we can offer a nice pricing to drive a nice margin and still be significantly cheaper than the alternative.

John: Well, I don’t know if this is publicly disclosed yet, but regarding the margins, what range are we looking at starting out here?

Nicolaus: Well, as the business progresses, and this is all disclosed in our deck, but you’re seeing margins that will exceed 50%.

John: You fit into what Goldman Sachs is saying currently that you are in the high growth tech area, but you’ve got high margins. They’re looking at saying that there might be some hurt ahead for the high-growth, low-margin businesses, but you certainly don’t fit into that with those types of margins. That’s pretty interesting.

Nicolaus: Well, we were not looking to just get into an industry and compete with commodity technology where it was a race to the bottom on margins. We knew we had this asymmetric advantage that we could command a high margin and we’ll be able to for a very long time.

John: Interesting. Eli, can you speak a little bit about the SPAC ESG focus, and this merger, how does it align with that?

Eli: Sure, John. As I mentioned earlier, and as you’ve seen from Nic in the presentation, we’re removing these big boats and we’re bringing in small robots that are under the water, reduces the carbon emissions by over 70 metric tons per day. That is material. That’s step one. Number two, without those boats out there, you don’t have a lot of people out there in the water, and so it’s environmentally friendly, it’s a lot safer.

John: Fair enough. Green robotics for blue economy, as you have on your website. Rings true. I see why you have that out there. One quick question in from the Tribe, Eli, it says, when are you looking to take the vote and close on this merger and acquisition? Is there a timeframe that you could offer, or what does it look like, or what.

Eli: Sure. Typical, most SPACs we have to go through a process. We’re in the process of putting together our S4. We have to file that. There’s SEC and regulatory approvals that have to happen. Then once that’s done, we’ll schedule a vote. It’s going to be in a few months. I can’t really give a specific date on it just yet.

John: Got it. Also, Nic, I think you spoke a bit to this, but maybe just drive it home for us, but what does the competition look like and how long will it take others to catch up to you?

Nicolaus: Well, the competition is a mixture of some upstarts and some legacy incumbents. This industry is fairly mature in the conventional methods. There’s a lot of motivation and restriction on how those players can do disruption. Corporate disruption’s difficult. I think there’s a reason that why only 12% of all Fortune 500 companies since 1955 are still here. There’s a churn that occurs. Startups have an advantage over time, but we have a particular advantage that some of this tech was very non-obvious that took a significant amount of percolating and maturity over a number of years.

Our big aha moment was we don’t need an umbilical. When you fundamentally remove an umbilical to enable a robot to do work underwater, it disrupts everything. I think that even though there are people that will speak in this capacity, they understand that this is a necessity in this industry, they’re a little flat-footed and slow to want to evolve in this direction. There’s just a lot of pressures since there’s an entire architecture and industry built around the contracting of these vessels. There’s a lot of industry inertia.

Our company had the advantage that we were not connected to any of that at all. The incumbents will likely look to reduce these vessel days, but I don’t see them completely removing them at all.

John: Okay. Thank you. Back to you, Eli, a lot of SPACs look for PIPE capital. After they announce their deals, are you looking to raise additional PIPE dollars?

Eli: Great question, John. Actually, we took the opposite approach. We waited until we had our PIPE capital spoken for, and then announced the transaction. We’ve got all of our capital spoken for. We’ve reached the minimum cash required aside from the capital that’s in this SPAC. What’s great is that we have a lot of strategic backing. Again, those strategics came in strong including Transocean and Schlumberger, they came into the PIPE, and so we have all the dollars spoken for. At this point, we’re just ready to go, ready to close, and get moving, and continuing to build this awesome company.

John: Thank you. Here’s a follow-up. I think this is probably more towards Nic here. It says, how deep can your robots go and still perform, and how does the depth impact performance?

Nicolaus: The systems that we have that are oriented toward government applications, they can go pretty deep. Commercially, there’s the lion share of the market is around 3,000 meters and we have systems that are capable of that. That’s where the mainstay of our product offering is. Now, we don’t have specific delineations between shallow and deeper water.

The advantage that we noticed right away is that there’s a lot of bespoke offerings because when you get caught in this tweener world of, “Oh, I just need to do a little survey and take some pictures. Oh, I want to then go and turn a valve, or I need to apply a probe to this particular point.”

We consolidated all that, which I think will lead to unparalleled market penetration. We have one basic platform that can cover off the entire market landscape. We have the capability to go to the depths of where 90% of the market is at.

John: Follow up. Are your existing clients private or public, and do you have anybody in defense?

Nicolaus: All of the above.

John: Is there a breadth that you can share or numbers of clients, or is that not public?

Nicolaus: That’s not public to that degree. I just want to be very careful here.

Eli: It’s pretty broad though, John. There’s not a concentration in any one area.

Nicolaus: What’s awesome about this market, it’s fairly, there’s different types of these verticals, but you don’t require drastically different technology solutions for it. We have partnerships in aquaculture, we have partnerships in ports, we have partnerships and work underway in the wind side moving into conventional. It’s not like we have to build a whole brand new setup and a whole different look. It’s the same robot that goes and does work in all of these different areas.

John: With that being said, when you are out there bidding for business, if you will, is there any, while showing up at the table, any competitors at all at this point?

Nicolaus: Yes. There’s some in the more sensitive, deeper water markets that we are penetrating. Absolutely. We’re putting in bids against people because some of the players that we’re establishing agreements with, the more sensitive markets that are in deeper water, there’s going to be a transition, right. Our go-to market strategy of shallow water, deeper water is to help prove out and remove all doubt that this is the way to go. But we have to start lining up those opportunities in deep water now. So yeah we’re competing with people for deep water, there’s no doubt about it.

Eli: We’re in that adoption phase right now, John. Anytime you bring a new product to industry, people are going to look, test it out, try it, see it, make sure it’s working, and then they expand pretty quickly.

John: Got it. Can you touch a little bit more about how you actually make money, and what is the cost of these services and/or machine? How do we look at that?

Nicolaus: What you can see is what we publicly disclosed. There’s a nice roll-up in our deck, but there’s obviously a capital investment and we use a very industry-standard amount of time on hire. We foresee being better than that since a lot of those restrictions around when people can be deployed in bad weather, we don’t have that same restriction, but even if you use that, we’re looking at about an 18-month payback on capital in, on your return to capital. Like we’ve mentioned, the margins are fantastic. All of that’s publicly disclosed in our presentation.

John: Will you always own the robots, or do you envision selling them to clients large enough to staff a team to operate them? How do you see the business?

Nicolaus: Our business plan is to generate, or excuse me, is to produce 80 of these over the next 5 years. Those will be owned and operated. It’s a big market though. We would be in a fraction of that market. We would build an incredible business in a fraction of the market. Would it make sense to have regional partnerships? Would it make sense to have other strategic relationships as the company is growing? I think so and we are looking at that, where it does make sense, but it’s not the main business model of the company.

John: Got it. Again, a lot of questions around competition. Would non-existing users race to replace in some way, how do you see that?

Nicolaus: I don’t follow that exactly if you can rephrase it.

John: It well, if there’s a way-- That’s how the question came in, but let me see if I can-- Basically, what I think they’re trying to get at is will the competitors come in or users that are using it come to somehow figure out how to replace what you’re doing? How defensible is your business in the marketplace?

Nicolaus: We are in an autonomy revolution. We have invested significantly in a head start. I think part of the testament to what we’re working on is how the solidarity of our team, how that’s remained. I mentioned this early on that we’re working with the same core group of people that left spaceflight robotics and we have all been together for 20 years. That is a significant brain trust that cut their teeth on how are we going to put a robot on Mars.

Eli: John, when we did our diligence and came down to Houston to meet with Nic and the team, we were just blown away. Super impressed with the team. They’re still I think, Nic, about 16, 17 of your colleagues from NASA, they’re still there after seven years, it’s the same team, they’re working together, and just a lot of brilliance.

Nicolaus: It doesn’t mean that other companies aren’t capable and can’t direct capital, and we’re not taking that tool away from them, but there’s a lot of non-obvious advancements that if I think if you’re stuck in the industry for a long time, you get blinders on. We came in with a very fresh view that because this is so driven by the robust machine intelligence that drives the actions of the robot, everything from the sensing of the data, that distillation down into behavioral decision-making, the compression of all information over the horizon’s network back to an operator onshore, that’s a heavy lift.

I think we’ve got a good technological moat around our company right now, but we might be attractive one day to a large player. I don’t know.

John: I guess time will tell. Let me ask you something one follow-up in regards to your board of the combined company. What is the complexion? I think you spoke to it, Eli, but maybe Nic, post-merger, who will you be having-- Do we have any strategic players on the board since they’re a strategic investment here? What does that look like?

Eli: We’re evaluating that right now, starting to have discussions with a number of the players that are both involved as well as players who are not currently involved with the company.

John: It’s impressive that you’ve been able to get these strategic investors like Transocean in the mix here. That gives, I think everyone looking at this, a well-deserved vote of confidence I would think. Guys, we ran up over the 30 minutes here, but very interesting. I was excited to hear you address many of these questions, present the case, and to take the opportunity to speak to both of you and get to know you a little bit through the process. Excited about where you’re headed here. I’d invite you-- Is there one last comment that maybe Eli and/or Nic would like to share with us, anything that you think we may have missed here?

Eli: Yes. I’ll just add, look, thanks for having us, John. Appreciate being here. We’re trying to tell the story. We’re so excited about it and very interested to have a broad base of investors come along for the ride.

John: Fantastic. Any follow-up with you Nic before we sign off?

Nicolaus: I’m just honored to share some time with you and your audience. It sounds like they know what they’re talking about, and it’s fun to engage.

John: Well, thank you both again. Thank you Tribe for joining us today and for your great questions. A reminder that we do have a Tribe Public YouTube channel and we’ll seek to get the video of this event up on that channel here this week in case you wanted to review it and/or share it with any friends. Thanks again. Looking forward to hearing from you and if you want these guys back at Nauticus Robotics here post the merger, please let us know through the wish list process as you all have kindly done so this time. Once again, gentlemen, good luck. I wish you great success going forward, and looking forward to having you on the program later on. Thanks so much.

Nicolaus: Thanks, John.

Eli: Great. Thanks, John.